UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Incorporation by Reference

This report on Form 6-K (excluding the section titled “Update on Merger Transaction”) shall be deemed to be incorporated by reference in the registration statements of Hollysys Automation Technologies Ltd. (the “Company”) on Form S-8 (No. 333-208615), to the extent not superseded by documents or reports subsequently filed.

The Company intends to use this Form 6-K (excluding the section titled “Update on Merger Transaction”) and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ending June 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Change in Registrant’s Certifying Accountant

(a)	Resignation of independent registered public accounting firm

Union Power HK CPA Limited (“Union Power”), located in Hong Kong, the People’s Republic of China, has served as the Company’s independent registered public accounting firm since November 1, 2021.

On April 12, 2024, Union Power notified the Company that due to the sudden deterioration of the health condition of the managing partner, they determine to cease providing financial statement audit services to all U.S. public companies, and therefore would resign as the Company’s independent certified public accounting firm, with immediate effect. Union Power did not seek the Company’s consent to their decision to resign as the Company’s independent registered public accounting firm. As a result, the Company’s board of directors or its audit committee did not recommend or approve such decision.

The audit reports of Union Power on the financial statements of the Company as of and for the fiscal years ended June 30, 2023, 2022 and 2021 filed with the SEC did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Union Power on the Company’s internal control over financial reporting as of June 30, 2023, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended June 30, 2023, 2022 and 2021, and in the subsequent interim period preceding the resignation of Union Power, there has been no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Union Power, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements of the Company for such fiscal years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Union Power with a copy of the above disclosure and requested that Union Power furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether or not it agrees with the above statement. A copy of Union Power’s letter is furnished as Exhibit 16.1 to this Form 6-K.

(b)	Engagement of new independent registered public accounting firm

The Company is actively seeking to engage a new independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC.

Update on Merger Transaction

As previously disclosed, the Company entered into a merger agreement to be acquired by a buyer controlled by Ascendent Capital Partners (“ACP”). The Company understands from ACP that it is in the process of obtaining the regulatory approvals required for the transaction. As of the date of this Form 6-K, the closing conditions for the transaction have not yet been satisfied. The Company will update the market of material progress of the transaction as and when appropriate.

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter of Union Power HK CPA Limited, dated April 15, 2024, addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By	:	/s/ Changli WANG
Name	:	Changli WANG
Title	:	Chief Executive Officer

Date: April 15, 2024